Exhibit 99.3

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2011
PREPARED AS OF FEBRUARY 24, 2012

INTRODUCTION

The following sets out the Management's Discussion and Analysis ("MD&A") of the financial position and result of operations for the fiscal year ending October 31, 2011 of Micromem Technologies Inc. (the "Company", "Micromem" or "we"). The MD&A should be read in conjunction with the Company's audited consolidated financial statements and accompanying notes for the fiscal year ending October 31, 2011 and 2010 which are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Other than financial statement data for the years ended October 31, 2011 and 2010, which are audited, all financial analysis, data and information set out in this MD&A are unaudited. Additional information regarding the Company is available on the SEDAR website at www.sedar.com.

Certain information provided by the Company in this MD&A and in other documents publicly filed throughout the year that are not recitation of historical facts may constitute forward-looking statements. The words "may", "would", "could", "will", "likely", "estimate", "believe", "expect", "forecast" and similar expressions are intended to identify forward-looking statements.

Readers are cautioned that such statements are only predictions and the actual events or results may differ materially. In evaluating such forward-looking statements, readers should specifically consider the various factors that could cause actual events or results to differ materially from those indicated by such forward-looking statements.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements and forward looking information within the meaning of applicable Canadian securities legislation (“forward looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, potentials, future events or performance (often, but not always, using words or phrases such as “believes”, “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, or “intends” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken or achieved) are not statements of historical fact, but are “forward-looking statements”. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or developments in the Company’s business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include disclosure regarding possible events, conditions or results of operations that are based on assumptions about future conditions, courses of action and consequences. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. The Company cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, the successful commercialization of our technology, comments about potential future revenues, joint development agreements and expectations of signed contracts with customers etc. A variety of inherent risks, uncertainties and factors, many of which are beyond the Company’s control, affect the operations, performance and results of the Company and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks and uncertainties include the risk of not securing required capital in future, the risks of not successfully concluding agreements with potential partners on a timely basis, the risks associated with commercializing and bringing to market our technology. These risks are affected by numerous factors beyond the Company's control: the existence of present and possible future government regulation, the significant and increasing competition that exists in the Company's business sector, uncertainty of revenues, markets and profitability, as well as those other factors discussed in this MD&A report. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements and reference should also be made to the Company’s Annual Information Form (prepared and filed in the form of a Form 20-F Annual Report pursuant to The Securities Exchange Act of 1934) for a description of additional risk factors.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward–looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities law.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FISCAL YEAR ENDING OCTOBER 31, 2011
PREPARED AS OF FEBRUARY 24, 2012
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

TABLE OF CONTENTS:

1.	Corporate History
2.	Overview of 2011 Fiscal Year and Status at Year-End
3.	Going Concern
4.	Select Financial Information and Disclosures
	a.	Financial Position at October 31, 2011
	b.	Discussion of Operating Results
	c.	Unaudited Quarterly Financial Information
5.	Liquidity and Capital Resources
6.	Risks and Uncertainties Overview
7.	Critical Accounting Policies
8.	Recent Canadian Accounting Policies Not Yet Adopted
9.	Financial Instruments
10.	Commitments and Contingencies
11.	Disclosure Controls/Internal Controls
12.	Off Balance Sheet Arrangements
13.	Transactions with Related Parties
14.	Share Capital
15.	Management and Board of Directors
16.	Subsequent Events

Refer also to attached Tables 1-4 as supplementary information.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FISCAL YEAR ENDING OCTOBER 31, 2011
PREPARED AS OF FEBRUARY 24, 2012

1. CORPORATE HISTORY THROUGH 2010

Micromem Technologies Inc. (“Micromem” or “the Company”) is a development stage company that has developed proprietary MRAM technology for both memory and sensor applications. The Company’s shares are traded on the NASDAQ over the counter Bulletin Board (OTCBB) under the symbol MMTIF and on the CNSX under the symbol MRM. In 2007, the Company incorporated Micromem Applied Sensor Technologies Inc. (“MAST”) for the purpose of moving forward with the planned commercialization of its technology.

The chronology of the Company’s activity over the past six years through 2010 is highlighted as below:

(a)

Between 2005 – 2008, we consolidated our research activities at the University of Toronto with Professor Harry Ruda. This was under the supervision of our then Chief Technology Officer, Dr. Cynthia Kuper, who worked with the Company under contract between 2005 and 2007.

During this timeframe, advances were made in the development of our memory technology and IP portfolio was expanded, under the direction of Morgan Lewis LLP, a large U.S.-based legal firm.

During this timeframe, the Company had initial dialogue with potential strategic partners including Omron Inc., Hewlett Packard and Lockheed Martin.

(b)

MAST was incorporated in 2007. Steven Van Fleet was appointed as President of MAST to lead the next phase of the Company’s product development activities. By this point, the Company had begun to engage outside design and engineering services, notably Strategic Solutions Inc., a California-based firm and Dreifus Associates, Limited, a Florida-based firm – to assist in the development of the Company’s prototype sensor technology.

By 2008, the Company began to engage foundry services to advance the testing of its memory technology and to build the initial sensors which the Company planned to commercialize. It engaged BAE and Global Semiconductor, two U.S.- based foundries for these purposes. Between 2008 – 2009, the Company spent approximately $1 million on foundry related services in this context.

(c)

By 2009, the Company began to deemphasize the pursuit and commercialization of its memory technology. The Company concluded that the memory technology that was being advanced by stronger competitors with their greater financial resources would put the Company at a continued disadvantage going forward. It thus shifted its focus and energies towards the commercialization of its sensor technology. The Company determined, in its work to date, that its sensor technology had great potential for use in high value added applications and could be produced inexpensively.

(d)	In 2009 – 2010, the Company sought out strategic development partners to begin the process of commercializing its sensor technology for specific industry vertical applications. In particular:

i)

In 2009 it entered into development agreements with Unotron Inc. to produce a sensor for a washable keyboard application that Unotron was building for a major IT company that had worldwide commercial reach. Micromem invested $200,000 as a secured debenture in Unotron in February 2009 and spent an additional $530,000 in the development work thereafter. Unotron had provided the Company with a significant purchase order with delivery to begin after the prototype products were fully tested and accredited.

The progress that the Company experienced in working with Unotron was uneven through 2010, and by year-end, the Company decided to reserve all of the costs that it had incurred to date and to fully reserve the outstanding debenture.

ii)

In 2009, the Company began discussions with LifeMed Technologies Inc. (LifeMed) and ultimately signed a manufacturing agreement and purchase order to commercialize a breast cancer detection application for LifeMed customers in the medical sector in the United States and in South America. It was also intended that the Company and LifeMed would jointly pursue an FDA application to certify the prototype device that Micromem was developing.

Over the course of 2010, the Company was unable to engage LifeMed in a meaningful way to complete these initiatives. At October 31, 2010 the Company reserved $115,000 of costs that it had incurred with respect to these development initiatives.

In late 2009, the Company engaged a manufacturing of hearing aid equipment, Unitron Inc., who were seeking an alternative supplier of sensors for their hearing aid products. The Company spent approximately $242,000 in the development of a suitable application for Unitron. Ultimately, it did not get production orders from Unitron who retained their incumbent supplier for these purposes.

iii)

In 2009, the Company engaged a New Jersey-based development and research facility to complete a concentrator application for its server technology. The contracted cost of this development work was approximately $1 million. NanoOpto experienced financial difficulties in 2010 and, ultimately, was liquidated by its parent company. Micromem had invested approximately $373,000 on this development initiative at that point and the project was then stopped.

The Company’s initial dealings with these development partners have provided it with considerable and expanded product knowledge and ultimately, a stronger IP portfolio and technology knowhow. These dealings in 2009 – 2010 allowed the Company to engage in development contracts in 2011 with larger, world class companies to pursue sophisticated applications for the Company’s sensor technology.

To finance to its initiatives between 2006 – 2010, the Company relied on private placement financings, the exercise of stock options, common share purchase warrants and bridge loans. In total, the Company secured approximately $15 million of financing for its operations between 2006 – 2010.

From a reporting standpoint the Company qualified as an accelerated filer for U.S. reporting purposes between 2008 – 2010 fiscal years. Accordingly, it completed the required audit procedures under SOX 404 legislation in each of those years. The Company devoted significant resources to the continued development of its internal control reporting structure and by the 2010 fiscal year, its SOX audited opinion was unqualified.

2. HIGHLIGHTS – FISCAL YEAR ENDED OCTOBER 31, 2011

Review of 2011 fiscal year highlights:

In 2011 the Company concentrated its development activities on a number of initiatives as further discussed below.

The Company defined three broad market verticals as priority segments for which to concentrate its efforts in commercialization of its technology. These sectors included the commercial device market, the natural resources exploration market and the medical device market.

The Company executed several development contracts with strategic partners in 2011 and began the process of completing proof of concept on specific applications proceeding towards the completion of prototype manufactured devices. In executing these development contracts, the strategic partner, in each case has committed to and has made payments towards the costs incurred in these development contracts.

The key developments and activities in 2011 included dealings with the following parties:

(a)

GSI Westwind Air Bearings (www.westwind-airbearings.com). Under the terms of the contract, the Company will design test and deliver manufactured quantities of the Company’s Hall sensor technology for high speed motor control applications. The Company has received initial payments under the contract with GSI and has submitted mechanical and electrical design drawings and pre- manufacturing devices which have met with GSI’s specifications. The Company anticipates that it will receive its first commercial order from GSI in the current fiscal year.

(b)

International Oil Company: The Company signed a development contract with a major international energy company for an application based on its technology. It executed the contract in February 2011 and received at that time the initial payment under the contract from that customer. The initial design work relating to this project has been completed and a proof of concept is now underway. The Company has successfully met the performance measurement tolerance stipulated by that customer.

The Company anticipates that the development contract will extend through the end of fiscal 2012 and anticipates initial commercial revenues under this contract in the 2013 fiscal year.

(c)

Subsequent to October 31, 2011, the Company has pursued a development contract with a major corporation in the automotive sector and anticipates that this will result in a development contract in the current fiscal year.

(d)

The Company continues its working relationship with NEMT as it relates to the prototype exploration device in the natural resources sector. It has commenced discussions with an international mining organization with respect to the customization of this technology for a specific mining vertical application. The Company expects to secure a development contract in the current fiscal year for this application.

(e)

Since mid-2011, the Company has been dealing with a U.S.-based marketing organization to source new potential contract applications. The Company continues to work with this marketing group and has submitted multiple proposals under this arrangement. It anticipates that this process will result in new development contracts for the Company in the current fiscal year.

(f)

The Company is investigating potential licensing and marketing opportunities for its breast care and medical monitoring technology and its keyboard applications, developed over the past several years, for market opportunities in Europe, Asia and Africa.

(g)

During 2011, the Company suspended further discussions and activities with Unotron Inc. pending the collection of the remaining outstanding balance on the secured promissory note that it holds. In mid-2011, the Company served notice to LifeMed Technology that its working relationship was terminated.

The Company raised approximately $2.4 million in private placement financings in 2011 and also secured approximately $500,000 of bridge loan financing during the year. This funding covered the operating expenses and development costs that it incurred in 2011. Its working capital position remains negative and the company continues to seek additional financing for its go forward activities.

The Company has engaged legal counsel to assist it in furthering its IP portfolio during 2011.

At the date of this MD&A document, the Company has a substantial pipeline of development opportunities that it anticipates will translate into additional development contracts and future licensing and sale opportunities.

3. GOING CONCERN

These consolidated financial statements have been prepared on the “going concern” basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to adverse conditions and events that cast significant doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. During the year ended October 31, 2011, the Company incurred a net loss of $2,573,544 (2010: $4,674,861) and, as of that date, the Company has an accumulated deficit of $78,844,241 (2010: $75,792,113), a working capital deficiency of $1,047,228 (2010: $1,459,460) and negative cash flows from operations of $1,453,508 (2010: $1,616,133).

The Company will focus its development effort on existing projects in order to develop commercial applications for these projects and will continue to raise financing for operations as outlined in Notes 11 and 20 to the financial statements at October 31, 2011.

It will be necessary for the Company to raise additional funds for the continued development, testing and commercial exploitation of its technologies. To date, the Company has raised financing through successive unit private placements, through the exercise of common share stock options and through the exercise of common share purchase warrants. It has also secured periodic term loans.

In the ensuing fiscal year, the Company anticipates that (i) it will realize initial revenues from commercialization efforts with current strategic development partners, (ii) it will monitor the timing of incurring additional expenses in keeping with its ongoing working capital position, and (iii) it will continue to secure financing in the same manner in which it has raised financing to date.

The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should the Company be unable to continue in business.

If the “going concern” assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments may be material.

4. SELECT FINANCIAL INFORMATION AND DISCLOSURES

(a) Financial Position at October 31, 2011:

The following table sets out select financial information for the three most recently completed financial year-ends prepared in accordance with Canadian general accepted accounting principles:

	Year ended October 31, 2011	Year ended October 31, 2010	Year ended October 31, 2009
Interest and other income	963	22,886	88,047
Total expenses	2,573,302	4,688,239	4,398,986
Income taxes	1,205	9,508	-
Net loss	(2,573,544)	(4,674,861)	(4,310,939)
Loss per share and diluted loss per share	(0.03)	(0.05)	(0.05)
Weighted average number of shares outstanding	102,301,168	92,225,645	86,400,439
Total assets	906,346	568,336	2,562,479
Cash and cash equivalents	44,062	26,039	106,110
Working capital	(1,047,228)	(1,459,460)	(650,044)
Shareholders' equity (deficiency)	(217,278)	(1,019,226)	1,522,839

The net loss reported at October 31, 2011 was $2.573 million (2010: $4.675 million) which included $928,497 of non cash expenses relating to the issuance of stock options – this expense calculated in accordance with the Black Scholes pricing model (2010: $95,038).

The net loss reported in 2010 included a reserve of $201,333 for the Unotron promissory note; in 2011 the Company realized $110,000 of proceeds of repayment on the promissory note and reported this as a recovery on the promissory note in the statement of income.

In 2010, the Company reserved $2,711,392 of development costs which it had previously capitalized against specific development projects. In 2011, the Company capitalized $425,085 of development costs against specific projects reporting these costs as deferred development costs in the balance sheet at year-end. The total reported deferred development costs at October 31, 2011 are $646,606 (2011: $221,521).

In 2011, the Company wrote-down its patents by $129,033 which relate to technology which the company has no immediate plans to develop. The Company reports $37,678 (2010: $202,027) of patents at October 31, 2011.

In 2011, the Company has capitalized $135,465 of direct costs incurred for technical expertise and know-how relating to commercialization efforts for its sensor technology, which expertise significantly advanced during 2011. These costs will be amortized over a 7 year period.

At October 31, 2011 the Company has:

a)

11,175,000 stock options outstanding which expire, if unexercised, between 2012- 2016. The average exercise price of these options is $0.47 per option (2010: 10,022,199 stock options with an average exercise price of $0.89 per option); and,

b)

26,672,637 common share purchase warrants which expire throughout 2013 if unexercised. The average exercise price of these warrants is $0.23 (2010: 6,198,885 common share purchase warrants with an average exercise price of $0.51).

Refer also to Tables 1 and 2 which are appended to this MD&A. Table 1 sets forth selected information from the consolidated statements of operations and deficit for the fiscal years ending October 31, 2008-2011 and for the related quarterly information through October 31, 2011. Table 2 sets forth selected information from the consolidated balance sheets for the fiscal years ending October 31, 2008-2011 and the related quarterly information through October 31, 2011.

(b) Discussion of Operating Results

The following table summarizes the Company’s operating results for the years ended October 31, 2011, 2010, 2009.

	Years ended October 31,
	2011	2010	2009
	$000	$000	$000
Interest and other income	1	23	88
General and administration	452	349	937
Professional fees and salaries	1,066	1,251	1,289
Stock-based compensation	928	95	1,952
Research	(76)	(106)	13
Travel and entertainment	92	146	224
Foreign exchange (gain) loss	43	32	(28)
Amortization of property and equipment	6	9	11
Amortization of patents	43
Write-down of deferred development costs	-	2,711	-
Write-down of patents	129	-	-
Recovery of bad debt	(110)	201	-
Total expenses	2,573	4,688	4,398
Income taxes	1	10	-
Net loss	(2,573)	(4,675)	(4,310)
Loss per share	(0.03)	(0.05)	(0.05)

Interest and other income: The Company remains in pre-revenue mode at October 31, 2011. It reports $963 of interest income on outstanding cash balances in 2011; additionally it recovered $110,000 of the Unotron promissory note which it had fully reserved at October 31, 2010. The interest that the Company continues to charge on the Unotron note in 2011 was $20,220; this amount has been fully reserved. In 2010, the Company reported $22,886 of interest income on outstanding cash balances and with respect to cash interest payments received on the Unotron promissory note. In 2009, the Company reported $11,382 of interest income and $76,665 of recoveries of tax credits from prior years.

Income taxes: The Company brought its income tax filings for all of its subsidiaries up to date in 2010 - 2011. It reports a small income tax expense in 2011 and 2010 relating to its subsidiaries’ obligations from prior years. These subsidiaries are now inactive.

Write-down of patents: In the fourth quarter of the 2011 fiscal year, the Company wrote-down $129,033 (2010: nil) of patents related to its magnetic memory. At October 31, 2011 the Company reports $37,678 (2010: $202,027) of patents related to its sensory technology.

Write-down of development costs: In the third and fourth quarters of the 2010 fiscal year, the Company booked impairment reserves against the project development costs it had capitalized commencing in 2009 and continuing in the first and second quarters of 2010. A continuity schedule with respect to development costs incurred, capitalized and reserved is presented as below:

2010
			Impairment
Projects	10/31/09	Additions	reserve	10/31/10

Project A	$337,237	$192,258	$(529,494)	$1
Project B	38,683	75,960	(114,642)	1
Project C	587,349	210,445	(797,793)	1
Project D	750,367	46,819	(797,185)	1
Project E	131,033	90,480	-	221,513
Project F	155,942	23,452	(179,393)	1
Project G	-	19,035	(19,034)	1
Project H	-	242,464	(242,463)	1
Project I	-	31,389	(31,388)	1

	$2,000,611	$932,302	$(2,711,392)	$221,521

2011
		Net Additions/
Projects	10/31/2010	Recoveries	10/31/2011

Project A	$1	$-	$1
Project B	1	-	1
Project C	1	15,000	15,001
Project D	1	-	1
Project E	221,513	251,725	473,238
Project F	1	-	1
Project G	1	141,200	141,201
Project H	1	-	1
Project I	1	-	1
Project J	-	17,160	17,160

	$221,521	$425,085	$646,606

General and administrative expenses compare as follows ($000):

		2011	2010	2009
1)	Investor relations	5	14	279
2)	AGM Expense	24	46	58
3)	Reserve, doubtful accounts	18	(68)	49
4)	Shareholder information	26	20	24
5)	Telephone	13	18	21
6)	Insurance	78	87	53
7)	Rent	56	28	17
8)	Exchange loss	29	(10)	34
9)	MAST	26	68	323
10)	Interest expense	141	77	-
11)	All other	36	69	79
		452	349	937

Investor relations: The Company engaged Investor Relations Group (“IRG”) of New York in September 2008 to provide investor relations services to the Company. We were committed to monthly payments of $13,500 plus 25,000 common shares per month. In May 2009 the contract was renegotiated to payments of $7,500 and 12,500 common shares per month under this one year contract. The Contract expired in September 2009 and was not renewed thereafter.

MAST: In 2009 the activity in MAST increased significantly. The major components of the MAST G&A expenses as reported include market research ($140,000) investor relations ($112,000) and travel expenses ($66,000). Activity in 2010 and 2011 was significantly curtailed and minimal new business development expenditures were undertaken as a result of cash flow constraints encountered.

Reserves: The Company rebills certain related companies for a portion of its overhead expenses. Given uncertainty of collection the Company will reserve the amounts that are rebilled as these charges are recorded. The reserves reflected in 2009 represent such amounts. In 2010 the reserve for doubtful accounts includes the recovery of approximately $68,000 of amounts billed to related parties and collected in 2010 after these amounts were originally reserved.

In 2011 the Company recovered $110,000 of the Unotron debenture which was fully reserved at October 31, 2010. It reserved a net $38,000 of current year charges to related parties for overhead charges which it billed to such parties.

Insurance: Insurance related expense increased in 2010 as the Company increased the extent of its basic D&O coverage. It dropped cargo insurance in 2011.

Interest expense: Interest expense in 2010 and 2011 relates to the interest which was incurred with respect to the bridge loans secured by the Company.

Professional, Other Fees and Salaries compare as follows ($000):

		2011	2010	2009
1)	Audit and related services	90	135	139
2)	Legal	65	101	126
3)	Salaries and benefits	424	500	444
4)	Management fees	467	441	444
5)	President, MAST	-	-	58
6)	Other	19	73	79
		1,065	1,250	1,290
7)	Stock compensation expense	928	95	1,951
		1,993	1,345	3,241

Audit: Our audit fees included the audit of our financial statements, and in 2009 – 2010, a full audit relating to our SOX 404 filings. In 2011, we incurred additional fees with respect to our quarterly reporting procedures and with respect to initial IFRS preparation for conversion in fiscal 2012.

Legal: Legal costs incurred in 2011 relate to information circulars and other routine legal matters. There is no outstanding litigation initiated by or against the Company. In 2010, the Company also incurred legal expenses related to the preparation of its FDA filing material for the LMTI project. In 2009, it incurred additional legal expense relating to the CNSX listing that it secured that year.

Salaries: We reduced our staffing by 1 ½ full time equivalents in 2011.

Management fees: Management fees include payments to the Chairman, the President and the CFO and the President of MAST. Commencing in 2008, the Company entered into a 3 year contract through 2011 with the President of MAST at a base annual remuneration of $180,000. The bulk of these expenses in 2009 and all of these costs incurred in 2010 and 2011 have been allocated to Projects under Development or intangible assets and were capitalized.

Stock compensation: In 2011 and 2009 the Company awarded stock options to officers, directors and employees and reported the expense calculated in accordance with the Black Scholes option-pricing model. The stock compensation expense in 2010 relates to the extension of certain options previously granted for an additional year.

Net Research and Development Costs compare as follows ($000):

The Company capitalized development costs incurred 2009, 2010 and in 2011. At October 31, 2010 it wrote down $2,711,392 of development costs previously capitalized and reports this write down separately in the statement of income. In 2010 and in 2011 it recorded recoveries of costs previously expensed with respect to certain suppliers where original invoiced charges were renegotiated subsequently.

Net research and development costs compare as:

2011	$ (75,896)
2010	$ (106,007)
2009	$ 13,880

The continuity of deferred development costs between 2009 – 2011 is as below:

Deferred costs at October 31, 2009	$2,000,611
Capitalized in 2010	932,302
Impairment reserve	(2,711,392)
Deferred costs at October 31, 2010	$221,521
Net costs capitalized in 2011	425,085
Deferred costs at October 31, 2011	$646,606

Travel related expenses compare as follows ($000):

		2011	2010	2009
1)	Airfare	55	58	84
2)	Hotel	13	23	54
3)	Meals	10	31	51
4)	Transportation	14	34	35
		92	146	224

As business development activity was curtailed in 2010 and 2011, travel-related costs decreased from the level reported in 2009.

C) Unaudited Quarterly Financial Information - Summary

Three months ended (unaudited)	Interest and other income $	Expenses (including tax expense) $	Loss in period $	Loss per share $
January 31, 2009	5,637	1,589,266	(1,583,629)	(0.02)
April 30, 2009	536	1,273,986	(1,273,450)	(0.02)
July 31, 2009	113	1,522,071	(1,521,958)	(0.02)
October 31, 2009	81,762	13,664	68,098	-
January 31, 2010	5,099	411,498	(406,399)	-
April 30, 2010	5,009	531,769	(526,760)	(0.01)
July 31, 2010	5,000	1,942,819	(1,937,819)	(0.02)
October 31, 2010	7,778	1,811,661	(1,803,883)	(0.02)
January 31, 2011	339	580,107	(579,768)	(0.01)
April 30, 2011	39	507,264	(507,225)	(0.01)
July 31, 2011	585	238,380	(237,795)	(0.00)
October 31, 2011	-	1,248,756	(1,248,756)	(0.01)

Refer also to Tables 1 and 2 for summarized quarterly information.

Unaudited Quarterly Information – 3 Months Ended October 31, 2011

Fourth quarter general and administrative related expenses compare as follows ($000):

	2011	2010	2009
General and administrative:
Investor relations	-	14	20
AGM expense	24	46	-
Reserve, doubtful accounts	(11)	196	49
Telephone	4	4	11
Insurance	17	22	17
Rent	17	7	13
Interest	27	37	-
All other	25	11	(24)
	103	337	86

The costs associated with the Annual General Meeting were incurred in Q4 in 2010 and 2011 versus in Q3 in each of 2009. Annual costs associated with the AGM were reduced in 2011 as more of the administration related tasks were completed in-house.

The Company reserved the Unotron debenture amount of $200,000 in Q4 2010. The reserves reported in 2011 and 2009 relate to intercompany charges.

Interest expense in Q4 2010 and 2011 relates to the bridge loans which the Company has secured.

Fourth quarter professional, other fees and salaries related expenses compare as follows ($000):

	2011	2010	2009
Professional, other fees and salaries:
Audit and related services	(19)	22	106
Legal	1	(7)	(94)
Salaries and benefits	104	118	118
Management fees	114	111	106
Other	(85)	24	(83)
	115	268	153
Stock compensation expense	882	-	912
	997	268	1,065

In Q4 2009 the Company adjusted its audit related accruals for additional work performed at year-end by the external auditors in completing their certification work, in particular with respect to the SOX 404 audit.

In Q4 2009 the Company capitalized legal costs incurred during the year with respect to its patents. Accordingly it reported a net credit in Q4 2009 in this expense category.

The net other recovery of $85,000 in 2011 and $83,000 in 2009 relates to the capitalization of costs in Q4.

Stock compensation expense in 2011 and 2009 relates to stock options declared in Q4 of each of those years. No options were granted in 2010.

Fourth quarter travel related expenses compare as follows ($000):

	2010	2009	2008
Travel:
Airfare	7	20	48
Hotel	5	16	28
Meals	2	22	19
Transportation	6	10	10
	20	68	105

Travel related costs have been reduced since 2009 as business development initiatives were curtailed due to cash flow constraints.

5. LIQUIDITY AND CAPITAL RESOURCES

Liquidity:

Table 3 provides a summary of the financing that was raised during the 2009-2011 fiscal years.

We currently have no cash flow from operations and will have none until we are in a position to either license or directly produce and sell products utilizing our technologies. As at October 31, 2011, our working capital deficiency was $1,047,228 (2010: $1,459,460).

We currently have no lines of credit in place, we must obtain financing from new investors or from investors who currently hold outstanding options and warrants in order to meet our cash flow needs until we generate revenues.

We have granted to our directors, officers and other employees options to purchase shares at prices that are at or above market price on the date of grant. A summary of the outstanding options and warrants is provided in Table 4.

Capital Resources:

We have no commitments for capital expenditures as of October 31, 2011.

6. RISKS AND UNCERTAINTIES OVERVIEW

There are a number of material risks which may individually or in the aggregate effect the long-term commercial success of the Company, both known and unknown. An investment in the Company should be considered highly speculative due to the nature of the Company’s activities and its current stage of development:

Stage of Development of Technology:

The Company has made significant strides in developing its prototype products over the past several years in its attempt to commercialize its products with its various strategic development partners. Nonetheless, the Company at this stage has not completed such efforts to the point that it has product available for sale and their remains uncertainties as to the Company’s ultimate ability to complete the development of a product that is saleable.

Customers’ Willingness to Purchase:

We have entered into multiple joint development agreements whereby our prototype products are being subjected to rigorous testing by our partners. We have not as yet received unequivocal and firm purchase orders for our product. Some of the joint development partners that we are dealing with are private companies and there is a potential risk of those companies having to secure all of their requisite financing to support their orders and their working capital requirement.

Patent Portfolio:

The Company has spent a considerable amount of time, effort and incurred significant costs with respect to the maintenance and development of our intellectual property portfolio. However, given the nature of IP development, the Company is subject to continuing risks that our patents could be successfully challenged, that our patent pending files may not ultimately be granted full patent status. While we continue to make specific efforts to broaden our IP claims, this is an ongoing process and requires continued effort and vigilance. The Company does not have extensive in-house resources so as to manage its IP portfolio in this environment and has traditionally relied heavily on its patent attorneys for these services. In October 2010, the Company’s working relationship with its patent attorneys, Morgan Lewis, was discontinued. The Company has secured an alternative service provider in 2011. In the fourth quarter of 2011, the Company wrote-down the value of patent asset by $129,033 which relates to older technology which the Company has no immediate plans to further develop.

Financing:

The Company has successfully raised funding over the past several years to continue to support its development initiatives and fund the Company’s corporate structure and overheads. The financing environment for early stage technology companies remains challenging and there is no certainty that the Company will be able to continue to raise financing as it has in the past to continue to support its business initiatives.

Competitors:

The Company is subject to competition from other larger entities who have greater financial resources and more in-house technical expertise.

Management Structure:

The Company is highly dependent on the services of a small number of senior management team members. If one of these individuals were unavailable, the Company could encounter difficult transition processes.

Foreign Currency Exposure:

The Company expects to sell its products and license technologies in the United States, in Canada and abroad. The Company has not hedged its foreign currency exposure, which has not been significant to date. In future, foreign currency fluctuations could present a risk to the business.

7. CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are set forth in Note 3 to our consolidated financial statements and should be read in conjunction with management’s discussion of the Company’s critical accounting policies and estimates as set forth below.

Canadian GAAP:

Our financial statements are prepared in conformity with Canadian GAAP which requires our management to make estimates and assumptions which can affect the reported balances. In determining estimates of net recoverable amounts and net realizable values, or whether there has been a permanent impairment in value, we rely on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. Assumptions underlying asset valuations are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events.

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP which, in the case of the Company, conform in all material with respect to U.S. GAAP except for the accounting for development expenditures, prior valuations of Unit private placements, warrant modification and modification of conversion feature of bridge loans reported in the fiscal year ended October 31, 2011.

Under U.S. GAAP, development expenditures are expensed as incurred. In 2009, the Company capitalized $2,000,611 of development costs in accordance with Canadian GAAP. In 2010, the Company capitalized an additional $932,302 of development costs; it recorded an impairment reserve of $2,711,392 due to the uncertain timing relating to project completion. At October 31, 2010 the Company reported $221,521 of development costs on the balance sheet.

In 2011 the Company capitalized $425,085 of development costs in accordance with Canadian GAAP and reports $646,606 as deferred development costs on the balance sheet. The Company also capitalized $135,465 of intangible assets which are expensed under U.S. GAAP.

In the year ended October 31, 2009, the Company changed the estimates that it used to value the common shares and the warrants included in the Unit private placement financings which it completed in the fiscal year then ended. It assigned value to the warrants which formed part of these Unit private placements calculated in accordance with the Black Scholes option-pricing model. Under U.S. GAAP, using standards which are analogous, the valuation of the shares and warrants are determined using this relative fair value approach. There is no change in aggregate shareholders equity reported.

In the year ended October 31, 2011, the Company modified the expiration date of warrants which would have otherwise expired in 2011. Under U.S. GAAP, this amount has been recorded as an increase in paid in capital and a corresponding offset to retained earnings. Under Canadian GAAP a charge of $293,020 is included below net loss in the determination of shareholders’ equity.

In the year ended October 31, 2011, the Company modified the conversion feature of two bridge loans. Under Canadian GAAP, the first loan was considered an extinguishment and issuance of new debt but no gain or loss was recognized as the carrying value of the extinguished debt was not materially different from the modified debt instrument. The second loan did not meet the criteria for extinguishment and as such was treated as a renegotiation. Under U.S. GAAP, the Company evaluated whether the change in conversion feature represented an embedded derivative that required separation. Under U.S. GAAP, no beneficial conversion feature exists and under Canadian GAAP a $185,564 charge was recorded to retained earnings with an offsetting charge to contributed surplus to reflect the value of the more favourable conversion feature.

A reconciliation of the financial statements between US and Canadian GAAP is presented in Note 18 to the financial statements.

Foreign Currency Translation:

Accounts recorded in foreign currency have been converted to United States dollars as follows: Monetary current assets and current liabilities, at the prevailing exchange rates at the end of the year; non-monetary assets at historical rates; revenues and expenses are translated at the 3 month average exchange rate which rate approximates the rate of exchange prevailing at the transaction dates; and, gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of income.

Research and Development Expenses:

Research costs are expensed in the period incurred. Development expenses are expensed as incurred unless they meet the criteria for deferral and amortization under Canadian GAAP which is the translation of research findings or other knowledge into a plan for the technology prior to commercial production or use.

Patents:

Patents are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When circumstances dictate, an impairment loss is calculated as equal to the excess of the carrying value of the assets over their undiscounted estimated future net cash flow. Until October 31, 2008, the Company expensed all current expenditures for patent-related activities. In the fiscal year ended October 31, 2009, Company determined that it met the criteria for capitalizing patent-related costs incurred during the current fiscal year. Amortization expenses recorded on a straight line basis over the estimated useful life of 10 years. In the quarter ended October 31, 2010, the company changed its estimated useful life for patents prospectively to 5 years. In the quarter ended October 31, 2011, the Company wrote-down the value of its patents by $129,033 which relates to older technology which the Company has no immediate plans to further develop.

Intangible Assets:

Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When circumstances dictate, an impairment loss is calculated as equal to the excess of the carrying value of the assets over their undiscounted estimated future net cash flow. During the fiscal year ended October 31, 2011, the Company determined that it met the criteria for capitalizing development costs related to the general sensor technology the Company is pursuing and reports $135,465 of such costs as intangible assets at year end. Amortization is provided on a 7 year straight-line basis.

Stock-Based Compensation:

Stock-based compensation is recognized using the fair value method. Under this method, the Black Scholes option-pricing model is used to determine periodic stock option expense. Any compensatory benefit recorded is recognized initially as deferred share compensation in the consolidated statements of shareholders’ equity and then charged against income over the contractual or vesting period.

As stock options are exercised, the Company records a charge to contributed surplus and a credit to share capital. The amount reported in each case is based on the original expense recorded when the related options were granted.

Unit Private Placements:

Until October 31, 2008, the Company had applied the residual value approach in accounting for the value assigned to the common shares and the warrants which it made available in the number of Unit private placement financings. Under this residual value approach, the Company assigned 100% of the proceeds from the Unit private placement to the common shares and a nil value to the attached warrants. In the year ended October 31, 2009, the Company started to estimate the value of the common shares and the warrants included in the Unit private placement financings which it completed in the fiscal year using the relative fair value approach. It assigned a value to the warrants which formed part of these Unit Private placements, calculated in accordance with the Black Scholes option-pricing model.

Income Taxes:

The Company accounts for income taxes by the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using substantively enacted tax rates and laws that are expected to apply when the asset is realized or the liability settled. To the extent that it is estimated that a future income tax asset will not be realized, a valuation allowance is provided.

8. RECENT CANADIAN ACCOUTING POLICIES NOT YET ADOPTED

International Financial Reporting Standards (IFRS):

In February 2008, the Accounting Standards Board ("AcSB") confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada. The adoption date of November 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for its year ended October 31, 2011, and of the opening balance sheet as at November 1, 2010. The Company is continuing to assess the financial reporting impacts of the adoption of IFRS and, at this time, the impact on future financial position and results of operations is not reasonably determinable or estimable. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required, as well as system changes that may be necessary to gather and process the required information.

9. FINANCIAL INSTRUMENTS

It is management's opinion that the Company is not exposed to significant interest rate and credit risks arising from financial instruments and that the fair value of financial instruments approximates the carrying value.

Fair values: The Company's financial instruments include: cash and cash equivalents, other receivable and accounts payable and accrued liabilities, the fair values of which approximate their carrying values due to their short-term maturity.

Credit risk: Financial instruments, which subject the Company to potential credit risk, consist of other receivable. The Company does not require collateral or other security for accounts receivable. The Company estimates its provision for uncollectible amounts based on an analysis of the specific amount and the debtor's payment history and prospects.

Foreign exchange: The Company completes transactions denominated in Canadian and in United States dollars and, as such, is exposed to fluctuations in foreign exchange rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

10. COMMITMENTS AND CONTINGENCIES

Technology Development Agreement with Estancia:

To the extent that the Company generates revenue in future relating directly and specifically to the Vemram patents, we are obligated to pay Estancia 32% of the gross profit realized less expenses agreed to by the parities and 32% of any unit royalties realized less direct expenses. To date no revenues have been generated. We have discontinued the development of this technology after 2002.

Operating Leases:

The Company had operating lease commitments which expired in 2012 in respect of its head office. The monthly obligations is $4,690 plus the proportionate cost of operating costs and taxes.

Legal Matters:

There are currently no outstanding legal matters to which the Company is a party. We have agreed to indemnify our directors and officers and certain of our employees in accordance with our by-laws. We maintain insurance policies that may provide coverage against certain claims.

Royalties:

The Company has obligations under the terms of the License Agreement signed with University of Toronto in June 2005. The total obligation could be $1 million tied to future product revenues.

Senior Management:

In 2005, we entered into an employment agreement with the Chairman of the Board of Directors, Salvatore Fuda, for a period from January 1, 2005 through December 31, 2009, which contract has been extended to December 31, 2010. Under the terms of the agreement, the Chairman was retained to provide certain management services to the Company. The contract stipulated compensation based on a percentage of the increase of the market capitalization on a year-over-year basis commencing as at December 31, 2005 and subject to a minimum annual compensation amount of $150,000 Canadian funds ($143,877 U.S. funds at average exchange rates). Under this contract, the 2010 expense as reported was $143,877 as compared to $129,149 in 2009. In January 2011, the Board of Directors extended the Chairman’s contract on a month-month-basis at an annual rate of $150,000 Canadian funds.

In May 2008, the Company entered into two year employment agreements with the President and the CFO and a three year agreement with the President of the Company’s subsidiary, MAST Inc. These agreements have now expired and the Company has continued these on a month-to-month basis since expiry date. These agreements stipulated monthly obligations as below:

President	$13,333	Canadian Funds
Chief Financial Officer	$12,500	Canadian Funds
President – MAST	$15,000	U.S. Funds

In July 2009, the Company executed a purchase order for approximately $1 million of services to be provided by a supplier between July 2009 – April 2010. During 2010, the purchase order was cancelled. Over the course of the 2009 - 2010, the Company paid approximately $373,000 in respect of these working arrangements.

11. DISCLOSURE CONTROLS / INTERNAL CONTROLS

During the 2008 – 2010 fiscal years, the Company was classified as an accelerated filer and accordingly was required to complete its initial audit on its internal controls under the requirements of the Sarbanes Oxley legislation.

In 2009, we identified a material weakness in certain of its procedures to effect the timely and complete close of its year-end financial statements. A series of journal entries over the course of the audit were posted to finalize the financial statements. We adapted on procedures to remedy this material weakness in 2010.

In 2010 we took a top-down approach as defined by the Committee of Sponsoring Organizations of the Treadway Commission’s framework (“COSO”), to our evaluation and testing of internal controls over financial reporting. Using this approach, we evaluated on a company wide basis, all controls and focusing on the high risk areas. We reported no material weaknesses in 2010 as a result of a number of internal controls initiatives undertaken over the course of the fiscal year.

The Company was not classified as accelerated filer in 2011 and did not complete an external audit on its internal controls in 2011.

Management and the Board of Directors, primarily through the Audit Committee, have instituted review procedures on all of our periodic filings. We have established a disclosure committee consisting of independent directors and our Chief Information Officer. A charter for the disclosure committee and a policy has been developed and has been ratified by our Board of Directors. We engage legal counsel and our external investor relations consultants, to provide guidance, commentary on all of our press releases.

Management has concluded that our disclosure controls and procedures meet required standards. These disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in its various reports are recorded, processed, summarized and reported accurately. In spite of its evaluation, management does recognize that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives.

12. OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet financial commitments and does not anticipate entering into any contracts of such nature other than the addition of new operating leases for equipment and premises as may be required in the normal course of business.

13. TRANSACTIONS WITH RELATED PARTIES

The Company reports the following related party transactions:

(a)	Compensation paid:

Included in professional fees as reported are management and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers and directors of the Company. The total compensation paid to such parties during the fiscal years ending October 31, 2009-2010 is as follows:

	Cash Compensation	Stock Option Expense
2011	$ 647,132	$ 590,191
2010	$ 621,223	$ 64,653
2009	$ 625,576	$ 407,040

(b)	Cost sharing agreements:

In the normal course of business, the Company has entered into cost sharing arrangements with companies with respect to which certain senior officers and directors of the Company exercise significant influence. These entities share space with the Company and these cost sharing agreements are with respect to office overhead expenses. These transactions, which were measured at the exchange amount on the date of the transaction, relate to salaries, rent and other expenses.

The net expense reported by the Company in these expense categories is summarized as follows:

	Rent	Salaries	Other	Total
2011	$55, 800	$424,306	$11,482	$491,588
2010	27,610	499,886	13,112	540,608
2009	17,177	289,897	11,541	318,615

In 2011 the gross amount of these expenses was $571,345 and the Company re-billed $79,760 of these costs to these related companies. At October 31, 2011 the Company reports $64,869 of balances due from such parties for these expenses and has reserved this amount due to uncertainty of collection.

(c)	Accounts receivable, payable and accruals:

At October 31, 2011 the Company reports the following accounts receivable and payable balances with related parties:

•	Payable to Company's Chairman under terms of employment contract:	$ 37,624
•	Payable to officer under the terms of employment contracts (1):	$ 102,512

(1)

The Company assigned the Unotron promissory note to an officer of the Company during 2011. Of the total of $110,000 of funds recovered from Unotron in 2011, $80,000 was paid directly to that officer under this assignment. The balance due to the officer at October 31, 2011 is $102,512.

14. SHARE CAPITAL

At October 31, 2011 the Company reports 116,149,718 common shares outstanding (2010: 95,324,511). Additionally, the Company has 11,175,000 stock options outstanding with a weighted average exercise price of $.47 per share (2010: 10,022,199 options outstanding with a weighted average exercise price of $.89 per share) and a total of 26,672,637 outstanding warrants to acquire common shares with a weighted average exercise price of $.23 per share (2010: 6,198,885 outstanding warrants with a weighted average exercise price of $.51 per share).

15. MANAGEMENT AND BOARD OF DIRECTORS

Our management team and directors, along with their 2011 remuneration, is presented as below:

Individual	Position	2011 remuneration
		Cash	Options	Total
Salvatore Fuda (1)	Chairman, Director	152,326	118,038	270,364
Joseph Fuda (2)	President, Director	162,480	236,007	398,487
Steven Van Fleet (3)	President, MAST Inc., Director	180,000	118,038	298,038
David Sharpless	Director	-	53,117	53,117
Andrew Brandt	Director	-	41,313	41,313
Oliver Nepomuceno	Director	-	41,313	41,313
Larry Blue	Director	-	59,019	59,019
Alex Dey	Director	-	24,229	24,229
Dan Amadori (2)	CFO	152,326	118,038	270,364

(1)	contract was extended after December, 2010 on a month to month basis.
(2)	contract was extended on a month to month basis in May 2010.
(3)	contract was extended on a month-to-month basis in May 2011.

16. SUBSEQUENT EVENTS

a)

The Company raised an additional $388,997 through Unit private placements and issued 2,979,450 Units. Each Unit consists of one common share and one share purchase warrant. Of this amount, the Chairman subscribed for 625,000 units at a price of $0.10 per unit, an officer for 142,858 units at price of $0.35 per unit.

b)	The convertible loan of $106,783 outstanding at October 31, 2011, was repaid in December 2011.

c)

The Company secured $284,513 of bridge loans from a group of arm’s length investor in December 2011 with maturities of six months. The loans are unsecured, bear interest at a rate of 2% per month and are convertible at the holder’s option at $0.12 per unit. Each unit includes one common share and one common share purchase warrant with a one year expiry and an exercise price of $0.12.

d)

The Company secured a $98,058 bridge loan from an arm’s length investor in January 2012 with a maturity of six months. The loan is unsecured, bears interest at a rate of 2% per month and is convertible at the holder’s option at $0.10 per unit. Each unit includes one common share and one common share purchase warrant with a one year expiry and an exercise price of $0.12.

e)

The Company secured $20,092 bridge loan from an arm’s length investor in February 2012 with a maturity of six months. The loan is unsecured, bears interest at a rate of 2% per month and is convertible at the holder’s option at $0.12 per unit. Each unit includes one common share and one common share purchase warrant with a one year expiry and an exercise price of $0.15.

f)

The Company secured $184,554 bridge loan from an arm’s length investor in February 2012 with a maturity of six months. The loan is unsecured, bears interest at a rate of 2% per month and is convertible at the holder’s option at $0.17 per unit. Each unit includes one common share and one common share purchase warrant with a one year expiry and an exercise price of $0.20.

g)	On December 2, 2011 the Company revised the expiration date of 1,015,000 warrants expiring during the months of January, March and April 2012 by extending them for a further period of one year.

**********

Table 1

Micromem Technologies Inc Management Discussion and Analysis October 31, 2011

Fiscal year ending	Interest and other		Loss per share (basic
October 31	income	Net Loss	and fully diluted)
2011	963	(2,573,544)	(0.03)
2010	22,886	(4,674,861)	(0.05)
2009	88,047	(4,310,939)	(0.05)

Quarter ending
October 31, 2011	-	(1,248,756)	(0.01)
July 31, 2011	585	(237,795)	-
April 30, 2011	39	(507,225)	(0.01)
January 31, 2011	339	(579,768)	(0.01)
October 31, 2010	7,778	(1,803,883)	(0.02)
July 31, 2010	5,000	(1,937,819)	(0.02)
April 30, 2010	5,009	(526,760)	(0.01)
January 31, 2010	5,099	(406,399)	-
October 31, 2009	81,762	68,098	-

Table 2

Micromem Technologies Inc Management Discussion and Analysis October 31, 2011 Selected Balance Sheet Information (all amounts in United States dollars)

		Capital
Fiscal year ending	Working capital	asssets at	Other		Shareholders
October 31	(deficiency)	NBV	Assets	Total Assets	equity (deficit)
2011	(1,047,228)	10,201	819,749	906,346	(217,278)
2010	(1,459,460)	16,686	423,548	568,336	(1,019,226)
2009	(650,044)	24,422	2,148,461	2,562,479	1,522,839

Quarter ending
October 31, 2011	(1,047,228)	10,201	819,749	906,346	(217,278)
July 31, 2011	(1,465,803)	11,800	622,640	717,188	(831,363)
April 30, 2011	(1,986,534)	13,451	584,470	723,762	(1,388,613)
January 31, 2011	(1,429,020)	15,102	415,945	592,430	(997,973)
October 31, 2010	(1,459,460)	16,686	423,548	568,336	(1,019,226)
July 31, 2010	(1,131,126)	18,808	1,596,876	1,984,874	484,558
April 30, 2010	(918,937)	20,981	2,699,602	3,060,200	1,801,646
January 31, 2010	(341,756)	23,156	2,461,488	3,010,357	2,142,888
October 31, 2009	(650,044)	24,422	2,148,461	2,562,479	1,522,839

Table 3

Micromem Technologies Inc Management Discussion and Analysis October 31, 2011

Summary of financing raised by Company

Date of financing	2009			2010

	Shares	Price / share	$	Shares	Price / share	$
Exercise of options
January 2009	32,801	0.74	24,417
April 2009	631,000	0.64	403,500
July 2009	889,000	0.57	504,500
August 2009	100,000	0.60	60,000

Exercise of warrants

July 2009	200,000	1.17	234,000

Private placements
January 2009	336,053	0.58	194,465
April 2009	2,777,878	0.58	1,620,397
July 2009	779,604	0.98	763,980
October 2009	500,000	0.76	380,000
January 2010				2,204,276	0.476	1,049,062
April 2010				289,899	0.448	130,000
July 2010				1,730,026	0.321	556,078
October 2010				1,717,307	0.196	335,910

	6,246,336		4,185,259	5,941,508		2,071,050

		2011

	Shares	Price / share	$

Private placements
January 31, 2011	2,525,000	0.199	503,140
April 30, 2011	250,000	0.120	30,000
July 31, 2011	8,355,045	0.112	932,554
October 31, 2011	9,695,162	0.104	1,012,987
	20,825,207		2,478,681

Table 4

Micromem Technologies Inc Management Discussion and Analysis October 31, 2011

Outstanding options	Strike price	Expiry date

350,000	0.36	04/17/12
190,000	0.60	10/25/12
315,000	0.55	12/20/12
325,000	1.01	03/03/13
10,000	1.12	03/10/13
1,100,000	1.50	08/28/13
1,285,000	1.00	08/25/14
125,000	0.35	04/05/16
7,475,000	0.20	10/31/16
11,175,000	0.47

Total proceeds if all options exercised:		$ 5,226,450

Outstanding Warrants

123,276	0.7500	5/11/2012
600,000	0.7600	6/14/2012
815,000	0.5600	6/16/2012
25,000	0.5500	7/15/2012
300,000	0.5500	7/26/2012
111,111	0.5600	8/1/2012
133,333	0.5600	8/12/2012
429,686	1.2000	5/14/2012
765,188	0.4100	5/25/2012
339,838	0.4000	6/15/2012
312,500	0.3900	7/12/2012
312,500	0.4000	7/23/2012
200,000	0.2800	8/26/2012
1,325,000	0.2400	10/15/2011
500,000	0.2200	11/5/2011
400,000	0.2200	11/30/2011
300,000	0.2200	12/20/2011
250,000	0.2000	1/4/2013
750,000	0.2200	1/11/2012
325,000	0.2200	1/31/2012
20,000	0.2000	12/17/2011
10,000	0.2100	3/4/2012
5,000	0.2100	3/4/2012
250,000	0.1500	4/27/2012
5,100,000	0.1250	5/4/2012
100,000	0.1500	5/20/2012
300,000	0.1230	5/20/2012
790,000	0.1600	5/30/2012
1,454,545	0.1400	6/15/2012
298,000	0.2096	7/18/2012
312,500	0.2105	7/22/2012
20,000	0.2080	7/18/2012
89,813	0.2076	8/3/2012
703,125	0.2076	8/3/2012
75,000	0.1600	8/5/2012
1,666,667	0.1528	8/16/2012
1,275,000	0.1212	9/12/2012
150,000	0.1174	9/29/2012
250,000	0.1200	9/29/2012
200,000	0.1174	9/29/2012
3,730,000	0.1100	10/21/2012
277,778	0.1100	10/21/2012
277,778	0.1100	10/21/2012
277,778	0.1100	10/21/2012
277,778	0.1100	10/21/2012
277,778	0.1100	10/21/2012
166,667	0.1485	10/26/2011
26,672,639	0.22

Total proceeds if all warrants exercised:		$ 5,898,373